UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Shutterfly, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

82568P304
(CUSIP Number)

MARIO D. CIBELLI
C/O MARATHON PARTNERS EQUITY MANAGEMENT, LLC
One Grand Central Place
60 East 42nd Street, Suite 2306
New York, New York 10165
 (212) 490-0399

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Marathon Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,245,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,245,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,245,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

* Includes 120,000 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Marathon Focus Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 179,200
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 179,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,200*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 29,200 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Marathon Partners 4x6 Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 627,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 627,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

* Includes 27,500 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Cibelli Research & Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 806,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 806,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,700*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

* Includes 56,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Marathon Partners Equity Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,051,700
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,051,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,051,700*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IA

* Includes 176,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Mario D. Cibelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,800
	8	SHARED VOTING POWER 2,051,700
	9	SOLE DISPOSITIVE POWER 4,800
	10	SHARED DISPOSITIVE POWER 2,051,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,056,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

* Includes 176,700 Shares underlying call options exercisable within 60 days hereof.

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Marwan Fawaz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 82568P304

1	NAME OF REPORTING PERSON Thomas D. Hughes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 82568P304

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Marathon Partners L.P., a New York limited partnership (“Partners LP”), with respect to the Shares directly and beneficially owned by it;

(ii)	Marathon Focus Fund L.P., a Delaware limited partnership (“Focus Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	Marathon Partners 4x6 Fund, L.P., a Delaware limited partnership (“4x6 Fund”), with respect to the Shares directly and beneficially owned by it;

(iv)	Cibelli Research & Management, LLC, a Delaware limited liability company (“Cibelli Research”), as the general partner of each of Focus Fund and 4x6 Fund;

(v)
Marathon Partners Equity Management, LLC, a Delaware limited liability company (“Marathon Partners”), as the investment manager of each of Partners LP, Focus Fund and 4x6 Fund and the general partner of Partners LP;

(vi)	Mario D. Cibelli, as managing member of each of Cibelli Research and Marathon Partners and as a nominee for election to the Board of Directors of the Issuer (the “Board”);

(vii)	Marwan Fawaz, as a nominee for election to the Board; and

(viii)	Thomas D. Hughes, as a nominee for election to the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Partners LP, Focus Fund, 4x6 Fund, Cibelli Research, Marathon Partners and Mr. Cibelli is One Grand Central Place, 60 East 42nd Street, Suite 2306, New York, New York 10165.  The principal business address of Mr. Fawaz is c/o Sarepta Advisors, LLC, 7315 Sagebrush Drive, Parker, CO 80138. The principal business address of Mr. Hughes is c/o Cedar Grove Investments, LLC, 1301 2nd Ave., Suite 2850, Seattle, WA 98101.

(c)           The principal business of each of Partners LP, Focus Fund and 4x6 Fund is investing in securities. The principal business of Cibelli Research is serving as the general partner to each of Focus Fund and 4x6 Fund. The principal business of Marathon Partners is acting as the investment manager of Partners LP, Focus Fund and 4x6 Fund and the general partner of Partners LP. The principal occupation of Mr. Cibelli is serving as the managing member of each of Cibelli Research and Marathon Partners. The principal occupation of Mr. Fawaz is serving as the Founder and Principal of Sarepta Advisors, LLC, a strategic advisory and consulting group supporting the TMT sector. The principal occupation of Mr. Hughes is serving as a Partner of Cedar Grove Investments, LLC, an early-stage venture firm based in Seattle with personal focus on e-commerce.

CUSIP NO. 82568P304

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Partners LP is organized under the laws of the State of New York.  Each of Focus Fund, 4x6 Fund, Cibelli Research and Marathon Partners is organized under the laws of the State of Delaware. Messrs. Cibelli, Fawaz and Hughes are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Partners LP, Focus Fund and 4x6 Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 1,125,000 Shares beneficially owned by Partners LP is approximately $39,006,808, excluding brokerage commissions.  The aggregate purchase price of certain call options exercisable into 120,000 Shares beneficially owned by Partners LP is approximately $578,925, excluding brokerage commissions. The aggregate purchase price of the 150,000 Shares beneficially owned by Focus Fund is approximately $5,708,231, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 29,200 Shares beneficially owned by Focus Fund is approximately $169,985, excluding brokerage commissions. The aggregate purchase price of the 600,000 Shares beneficially owned by 4x6 Fund is approximately $27,860,136, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 27,500 Shares beneficially owned by 4x6 Fund is approximately $168,839, excluding brokerage commissions.

The Shares held in Mr. Cibelli’s personal accounts and in the accounts of his family members were purchased in the open market with personal funds.  The aggregate purchase price of the 4,800 Shares held in Mr. Cibelli’s personal accounts and in the accounts of his family members is approximately $131,489, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 26, 2015, Marathon Partners delivered a letter to the Issuer’s Chairman, Philip A. Marineau, and the Board, highlighting its concerns with the Issuer’s executive compensation plan, capital allocation and M&A strategy, as well as various aspects of its operating performance.  In the letter, Marathon Partners expressed its strong belief that the Board needs to be immediately reconstituted with directors that have the experience, qualifications and stockholder-oriented mindset to address these concerns as well as oversee and implement the changes necessary to unlock and drive substantial value at the Issuer.  A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 82568P304

To that end, on February 26, 2015, Partners LP delivered a letter to the Issuer nominating Mario D. Cibelli, Marwan Fawaz and Thomas D. Hughes (the “Nominees”) for election to the Board at the Issuer’s 2015 annual meeting of stockholders (the “Annual Meeting”).  The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board, generally, and Marathon Partners remains prepared to engage in a continued constructive dialogue with the Board.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 37,749,639 Shares outstanding, as of February 11, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2015.

A.	Partners LP

(a)	As of the close of business on February 26, 2015, Partners LP beneficially owned 1,245,000 Shares, including 120,000 Shares underlying certain call options.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,245,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,245,000

(c)	The transactions in the Shares by Partners LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Focus Fund

(a)	As of the close of business on February 26, 2015, Focus Fund beneficially owned 179,200 Shares, including 29,200 Shares underlying certain call options.

Percentage: Less than 1%

CUSIP NO. 82568P304

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 179,200
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 179,200

(c)	The transactions in the Shares by Focus Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	4x6 Fund

(a)	As of the close of business on February 26, 2015, 4x6 Fund beneficially owned 627,500 Shares, including 27,500 Shares underlying certain call options.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 627,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 627,500

(c)	The transactions in the Shares by 4x6 Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Cibelli Research

(a)	Cibelli Research, as the general partner of each of Focus Fund and 4x6 Fund, may be deemed the beneficial owner of the (i) 179,200 Shares owned by Focus Fund and (ii) 627,500 Shares owned by 4x6 Fund.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 806,700
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 806,700

(c)
Cibelli Research has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Focus Fund and 4x6 Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Marathon Partners

(a)
Marathon Partners, as the investment manager of each of Partners LP, Focus Fund and 4x6 Fund and the general partner of Partners LP, may be deemed the beneficial owner of the (i) 1,245,000 Shares owned by Partners LP; (ii) 179,200 Shares owned by Focus Fund and (iii) 627,500 Shares owned by 4x6 Fund.

Percentage: Approximately 5.4%

CUSIP NO. 82568P304

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,051,700
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,051,700

(c)
Marathon Partners has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Partners LP, Focus Fund and 4x6 Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Cibelli

(a)
As of the close of business on February 26, 2015, 4,800 Shares were held in Mr. Cibelli’s personal accounts and in the accounts of his family members.  Mr. Cibelli, as the managing member of each of Cibelli Research and Marathon Partners, may be deemed the beneficial owner of the (i) 1,245,000 Shares owned by Partners LP; (ii) 179,200 Shares owned by Focus Fund and (iii) 627,500 Shares owned by 4x6 Fund.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 4,800
2. Shared power to vote or direct vote: 2,051,700
3. Sole power to dispose or direct the disposition: 4,800
4. Shared power to dispose or direct the disposition: 2,051,700

(c)
Mr. Cibelli has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Partners LP, Focus Fund and 4x6 Fund, during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Fawaz and Hughes

(a)	As of the close of business on February 26, 2015, Messrs. Fawaz and Hughes did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Neither of Messrs. Fawaz and Hughes has entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 82568P304

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Partners LP purchased in the over the counter market American-style call options referencing an aggregate of (i) 9,400 Shares, which have an exercise price of $50.00 per Share and expire on March 20, 2015, (ii) 10,600 Shares, which have an exercise price of $45.00 per Share and expire on March 20, 2015 and (iii) 100,000 Shares, which have an exercise price of $40.00 per Share and expire on June 19, 2015.

Partners LP sold short in the over the counter market American-style call options referencing an aggregate of 100,000 Shares, which have an exercise price of $45.00 per Share and expire on June 19, 2015.

Focus Fund purchased in the over the counter market American-style call options referencing an aggregate of (i) 1,700 Shares, which have an exercise price of $50.00 per Share and expire on March 20, 2015, and (ii) 27,500 Shares, which have an exercise price of $40.00 per Share and expire on June 19, 2015.

Focus Fund sold short in the over the counter market American-style call options referencing an aggregate of 27,500 Shares, which have an exercise price of $45.00 per Share and expire on June 19, 2015.

4x6 Fund purchased in the over the counter market American-style call options referencing an aggregate of 27,500 Shares, which have an exercise price of $40.00 per Share and expire on June 19, 2015.

4x6 Fund sold short in the over the counter market American-style call options referencing an aggregate of 27,500 Shares, which have an exercise price of $45.00 per Share and expire on June 19, 2015.

On February 26, 2015, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, (i) they agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (ii) they agreed to solicit proxies or written consents for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), and (iii) Marathon Partners (as defined therein) agreed to pay directly all pre-approved expenses incurred in connection with the Solicitation.  A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to letter agreements, Partners LP has agreed to indemnify each of Messrs. Fawaz and Hughes against any and all claims of any nature arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Partners LP has agreed to compensate Messrs. Fawaz and Hughes for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the “Compensation Letter Agreements”).  Under the Compensation Letter Agreements, Partners LP has agreed to pay each of Messrs. Fawaz and Hughes (i) $10,000 in cash upon submission of the Nomination Letter to the Issuer and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the SEC by Partners LP relating to the Solicitation.

CUSIP NO. 82568P304

Pursuant to the Compensation Letter Agreements, each of Messrs. Fawaz and Hughes agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the “Nominee Shares”) at such time that Messrs. Fawaz and Hughes shall determine.  If elected or appointed to serve as a director of the Board, each of Messrs. Fawaz and Hughes agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Issuer enters into a business combination with a third party, each of Messrs. Fawaz and Hughes may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.  A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter to the Chairman and Board of Directors, dated February 26, 2015.

99.2
Joint Filing and Solicitation Agreement by and between Marathon Partners Equity Management, LLC, Marathon Partners L.P., Marathon Focus Fund L.P., Marathon Partners 4x6 Fund, L.P., Cibelli Research & Management, LLC, Mario D. Cibelli, Thomas D. Hughes and Marwan Fawaz, dated February 26, 2015.

99.3	Form of Indemnification Letter Agreement.

99.4	Form of Compensation Letter Agreement.

99.5	Powers of Attorney.

CUSIP NO. 82568P304

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 27, 2015

Marathon Partners L.P

By:	Marathon Partners Equity Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Focus Fund L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners 4x6 Fund, L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Cibelli Research & Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners Equity Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

/s/ Mario D. Cibelli
MARIO D. CIBELLI, Individually and as Attorney-in-Fact for Marwan Fawaz and Thomas D. Hughes

CUSIP NO. 82568P304

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale

MARATHON PARTNERS L.P.

Purchase of June 2015 Call Option ($40 Strike Price)	150	5.3400	01/05/2015
Sale of June 2015 Call Option ($45 Strike Price)*	(150)	3.0533	01/05/2015
Purchase of June 2015 Call Option ($40 Strike Price)	250	4.8652	01/06/2015
Sale of June 2015 Call Option ($45 Strike Price)*	(250)	2.6704	01/06/2015
Sale of January 2015 Call Option ($40 Strike Price)	(250)	0.9552	01/07/2015
Sale of June 2015 Call Option ($45 Strike Price)*	(150)	2.6183	01/07/2015
Purchase of June 2015 Call Option ($40 Strike Price)	150	4.7233	01/07/2015
Purchase of January 2015 Call Option ($45 Strike Price)**	250	0.0898	01/07/2015
Purchase of June 2015 Call Option ($40 Strike Price)	50	4.4600	01/08/2015
Purchase of January 2015 Call Option ($45 Strike Price)**	500	0.1594	01/08/2015
Sale of June 2015 Call Option ($45 Strike Price)*	(50)	2.3850	01/08/2015
Sale of January 2015 Call Option ($40 Strike Price)	(500)	1.1032	01/08/2015
Purchase of January 2015 Call Option ($45 Strike Price)**	200	0.1325	01/09/2015
Sale of January 2015 Call Option ($40 Strike Price)	(200)	1.8575	01/09/2015
Sale of January 2015 Call Option ($40 Strike Price)	(300)	1.6633	01/12/2015
Purchase of January 2015 Call Option ($45 Strike Price)**	300	0.0967	01/12/2015

* Represents a short sale.
** Represents a purchase to cover short position.

CUSIP NO. 82568P304

Sale of January 2015 Call Option ($40 Strike Price)	(496)	2.7563	01/13/2015
Purchase of January 2015 Call Option ($45 Strike Price)**	500	0.1341	01/13/2015
Sale of January 2015 Call Option ($40 Strike Price)*	(4)	2.7563	01/13/2015
Sale of January 2015 Call Option ($40 Strike Price)	(500)	2.8141	01/14/2015
Purchase of June 2015 Call Option ($40 Strike Price)	150	5.9693	01/14/2015
Sale of June 2015 Call Option ($45 Strike Price)*	(150)	3.3950	01/14/2015
Sale of Common Stock#	(400)	40.0000	01/14/2015
Purchase of January 2015 Call Option ($45 Strike Price)**	500	0.2680	01/14/2015
Purchase of Common Stock##	400	40.0000	01/14/2015
Purchase of March 2015 Call Option ($45 Strike Price)	106	2.1000	01/28/2015
Purchase of March 2015 Call Option ($50 Strike Price)	87	0.6500	01/28/2015
Purchase of March 2015 Call Option ($50 Strike Price)	7	0.6000	01/29/2015

MARATHON FOCUS FUND L.P.

Purchase of June 2015 Call Option ($40 Strike Price)	100	5.9693	01/14/2015
Sale of June 2015 Call Option ($45 Strike Price)*	(100)	3.3950	01/14/2015
Sale of June 2015 Call Option ($45 Strike Price)*	(150)	3.5365	01/15/2015
Purchase of June 2015 Call Option ($40 Strike Price)	150	6.1585	01/15/2015

* Represents a short sale.
# Represents a sale of Common Stock pursuant to the counterparty’s exercise of call options written by Marathon Partners L.P.
** Represents a purchase to cover short position.
## Represents a purchase of Common Stock pursuant to Marathon Partners L.P.’s exercise of January 2015 call options.

CUSIP NO. 82568P304

Sale of June 2015 Call Option ($45 Strike Price)*	(25)	3.7200	01/22/2015
Purchase of June 2015 Call Option ($40 Strike Price)	25	6.5200	01/22/2015
Purchase of March 2015 Call Option ($50 Strike Price)	17	0.6500	01/28/2015

MARATHON PARTNERS 4X6 FUND, L.P.

Purchase of June 2015 Call Option ($40 Strike Price)	100	5.9693	01/14/2015
Sale of June 2015 Call Option ($45 Strike Price)*	(100)	3.3950	01/14/2015
Purchase of June 2015 Call Option ($40 Strike Price)	150	6.1585	01/15/2015
Sale of June 2015 Call Option ($45 Strike Price)*	(150)	3.5365	01/15/2015
Purchase of June 2015 Call Option ($40 Strike Price)	25	6.5200	01/22/2015
Sale of June 2015 Call Option ($45 Strike Price)*	(25)	3.7200	01/22/2015
Purchase of Common Stock	20,000	45.8889	02/20/2015

* Represents a short sale.